Pricing Term Sheet
Filed Pursuant to Rule 433(d)
Registration Statement No. 333-279582
August 10, 2026

Issuer:	Wisconsin Public Service Corporation
Security:	Senior Notes, 6.05% Series Due August 15, 2056
Principal Amount:	$300,000,000
Maturity:	August 15, 2056
Coupon:	6.05%
Initial Price to Public:	99.561% per Senior Note
Yield to Maturity:	6.082%
Spread to Benchmark Treasury:	+83 basis points
Benchmark Treasury:	UST 4.750% due February 15, 2056
Benchmark Treasury Yield:	5.252%
Interest Payment Dates:	February 15 and August 15, commencing February 15, 2027
Redemption Provisions:	Prior to February 15, 2056 (the date that is six (6) months prior to the maturity date, which is referred to herein as the “Par Call Date”), the Senior Notes will be redeemable at the option of the Issuer, in whole or in part, at any time and from time to time, at a “make-whole” redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Senior Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, as defined in the preliminary prospectus supplement of the Issuer dated the date hereof, plus 15 basis points less (b) interest accrued to, but not including, the date of redemption; and (2) 100% of the principal amount of the Senior Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but not including, the redemption date.
On or after the Par Call Date, the Issuer may redeem the Senior Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Senior Notes being redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date.
Redemption for Tax Credit Event:*	In whole, but not in part, at 101% of the principal amount, plus accrued and unpaid interest (any notice of redemption may be issued by the later of (a) December 31, 2026 and (b) six months from the date of issuance).
Trade Date:	August 10, 2026
Expected Settlement Date:	August 13, 2026 (T+3)
Expected Ratings (Moody’s/S&P/Fitch):**	A2 (Negative)/A- (Stable)/A+ (Stable)
CUSIP/ISIN:	976843 BS0 / US976843BS09

Joint Book-Running Managers:	BMO Capital Markets Corp.
Citigroup Global Markets Inc.
Mizuho Securities USA LLC
Morgan Stanley & Co. LLC
MUFG Securities Americas Inc.
Co-Manager:	Siebert Williams Shank & Co., LLC

*	The term “Tax Credit Event” has the meaning ascribed to it in the Issuer’s Preliminary Prospectus Supplement dated August 10, 2026.

**	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BMO Capital Markets Corp. toll-free at (888) 200-0266, Citigroup Global Markets Inc. toll-free at (800) 831-9146, Mizuho Securities USA LLC toll-free at (866) 271-7403, Morgan Stanley & Co. LLC toll-free at (866) 718-1649 or MUFG Securities Americas Inc. toll-free at (877) 649-6848.